RMS

SI 18006887

SEC Mail Processing Section MAR 05 2018 Washington DC

A ... REPORT

FORM X-17A-5

PART III

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SEC FILE NUMBER
8-65488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPCG,LLC d/b/a FocusPoint Private Capital Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 35th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Szep 212 - 887 - 1207

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name – *if individual, state last, first, middle name*)

290 W. Mt. Pleasant Avenue, Ste 3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, David Conrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FPCG,LLC d/b/a FocusPoint Private Capital Group, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FPCG, LLC
(d/b/a FocusPoint Private Capital Group)

Statement of Financial Condition
December 31, 2017

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Index
December 31, 2017

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
FPCG, LLC (d/b/a FocusPoint Private Capital Group)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FPCG, LLC (d/b/a FocusPoint Private Capital Group) as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FPCG, LLC (d/b/a FocusPoint Private Capital Group) as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s management. Our responsibility is to express an opinion on FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to FPCG, LLC (d/b/a FocusPoint Private Capital Group) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s auditor since 2014.
Livingston, New Jersey
February 28, 2018

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	4,001,853
Fee receivable, net		5,937,877
Prepaid expense and other assets		625,642
Investments, at fair value		5,515
Fixed assets, net		4,237
Total assets	$	10,575,124
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and other	$	782,212
Accrued royalty payable		1,465,014
Accrued commissions payable		1,238,089
Deferred rent		62,705
Total liabilities		3,548,020
Commitments and contingencies (see Notes 7)		
Member's equity		7,027,104
Total liabilities and member's equity	$	10,575,124

See accompanying notes to statement of financial condition.

1. Organization

FPCG, LLC (d/b/a FocusPoint Private Capital Group) (the "Company"), formerly known as Forbes Private Capital Group, changed its name on May 24, 2015. The Company was formed for the purpose of providing services on behalf of clients for the purchase and/or sale of securities in private placements. The Company is a limited liability company established in the state of Washington on April 16, 2002. On November 8, 2002, the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly-owned subsidiary of LANDC Investment LLC ("LANDC" or the "Parent".) The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Receivable
Fee receivable is stated at its net realizable value, which represents the account balance less an allowance for balances not fully collectible. The Company considers a receivable uncollectible when, based on current information or factors such as creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. If the financial condition of customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. The Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. After reasonable collection efforts are made, outstanding balances are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company recorded $263,472 in bad debt expense in 2017. The allowance for doubtful accounts was $152,820 at December 31, 2017.

2. Summary of Significant Accounting Policies (Continued)

Valuation of Investments and Valuation Processes

The Company holds investments, which are stated at fair value in the statement of financial condition in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820, *Fair Value Measurement*. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about the fair value measurements.

To increase consistency and comparability in fair value measurements and related disclosures, the Company utilizes the fair value hierarchy required by FASB ASC 820, which prioritized the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 – Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

Fixed Assets

Furniture and equipment are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 605, *Revenue Recognition*, which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability is assessed as probable. Advisory and placement fees are recorded when earned, which is generally at the time a transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing. Reimbursable expenses allowed under the terms of advisory service agreements are included in "Prepaid expense and other assets" in the accompanying statement of financial condition.

Deferred Rent Expense

The difference between rent expense and the rent paid is recorded as "Deferred rent" in the statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and state tax laws provide that any income or loss is passed through to the Parent for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss. The Company's allocable share of the Parent's tax provision for the New York City unincorporated business tax is included in the accompanying statement of operations.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. As of December 31, 2017, the tax years that remain subject to examination by the federal, state, local and foreign tax jurisdictions under statute of limitations are 2014 and forward (with limited exceptions).

Foreign Currency Translation

Foreign currency transaction gains and losses, primarily from transactions denominated in currencies other than the functional currency, are included in the accompanying statement of operations.

Recently Issued Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers: Topic 606*, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, FASB issued ASU 2015-14, *Revenue from Contracts with Customers: Deferral of the Effective Date*, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company has adopted the provisions of this guidance on January 1, 2018, using the modified retrospective approach with a cumulative-effect adjustment to opening retained earnings. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies will not change materially since the principles of revenue recognition from ASU 2014-09 are largely consistent with existing guidance and current practices applied by the Company. The Company is also evaluating its disclosures and may provide additional disaggregation of revenue upon adoption of ASU 2014-09.

3. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon the fair value hierarchy in accordance with US GAAP. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following table presents information about the Company's assets measured at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Common stock in public entity	$ 5,515	$ -	$ -	$ 5,515

At December 31, 2017, Level 1 securities are quoted using active markets.

4. Fixed Assets

Details of fixed assets are as follows:

Furniture and equipment	$	17,508
Leasehold improvements		13,840
		31,348
Less: accumulated depreciation and amortization		(27,111)
Fixed assets, net	$	4,237

Depreciation and amortization during the year ended December 31, 2017, amounted to $6,289.

5. License

On May 24, 2010, the Company entered into a Trademark License Agreement with Forbes Financial Services, LLC ("Forbes") to obtain permission from Forbes to utilize the name of FORBES in its business operations and paid Forbes $500,000. The License Agreement requires the Company to pay Forbes a license fee (the "Royalty") based on collections. The license is fully amortized, and the agreement was not renewed. The Royalty rate up until May 24, 2015 (the expiration date) was 12%, and $11,167 in Royalty fees were expensed for the year ended December 31, 2017. As of December 31, 2017, the Company had an accrued liability of $1,465,014. See Note 7.

6. Concentrations

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2017.

The Company transacts business with a limited number of parties. Three customers accounted for 66% of total revenues at December 31, 2017. Accounts receivable from these customers totaled approximately $3,165,988 at December 31, 2017.

7. Commitments and Contingencies

Operating Lease

The Company leases two office spaces under non-cancellable lease agreements. The lease for the New York office expires on May 30, 2019, and the lease for the Connecticut office expires on November 30, 2020. The future minimum annual payments under these agreements at December 31, 2017, are:

Year ending December 31:	Total Commitments
2018	$ 397,384
2019	215,760
2020	29,002
	$ 642,146

The minimum annual rents are subject to escalation based on increases in real estate taxes and certain operating costs incurred by the lessor. The Company also has security deposits aggregating $177,060 relating to the leases. Rent expense under these leases for the year ended December 31, 2017, aggregated $323,584. This amount is net of sublease income of $37,764.

Legal

The Company from time to time is involved in claims and legal actions arising in the ordinary course of business. Management does not expect that the outcome of any such claims or actions will have a material effect on the Company's operations or financial condition.

7. Commitments and Contingencies (Continued)

Legal (Continued)

The Company has been named as a defendant in a case alleging discriminatory conduct while employed by the former parent (G2) of the Company. This former employee is seeking compensatory damages in an amount to be determined at trial for lost wages, salary, commissions and employment benefits, amongst other claims. Pursuant to an agreement between the Company and G2, G2 is handling the defense of this mater and the Company is fully indemnified by G2 for all legal fees and any adverse judgment. Accordingly, no adjustment has been made in the Company's accompanying statement of financial condition for this claim.

In December 2012, the Company filed suit against a customer to enforce the terms of the contract agreement. In October 2014, the trial court entered judgment in favor of the Company in the amount of $863,853, consisting of damages, prejudgment interest and miscellaneous court costs. Both parties had subsequently filed appeals to the trial court rulings. In February 2017, the Company and its former customer executed a settlement agreement and mutual release, whereby the client agreed to pay to the Company approximately $1,090,000 in full settlement of the judgment, of which management anticipates collecting approximately $561,000. The Company had reserved fully against the receivable from its client in prior years. During 2017 the Company has received approximately $495,000 of the anticipated total settlement due to the Company of approximately $561,000. The balance of $66,000 is included in "Fees receivable" in the accompanying statement of financial condition.

On May 24, 2010, the Company entered into a Trademark License Agreement with Forbes to obtain permission from Forbes to utilize the name of FORBES in its business operations. Forbes Media LLC ("FM") who owns all rights to the name FORBES has granted Forbes the exclusive right to sublicense the FORBES mark. The license expired on May 24, 2015, and was not renewed. As of December 31, 2016, the Company had an accrued liability of $2,302,130. The Company has claims for money damages against Forbes (and certain related parties) owing to representations and actions taken prior to the expiration of the license. For these reasons, the Company has declined to pay this liability and has been engaged in discussions with Forbes regarding settlement, including an exchange of mutual releases. Integrated Whale Media Investments Inc. purchased a controlling interest in FM on September 12, 2014. In January of 2018, the Company signed a mutual release with FM for all Royalty revenue earned by FM post the FM acquisition date. The amount of $848,285 representing all the revenue earned post acquisition date is reflected in Gain from Extinguishment on the Statement of Operations. As of December 31, 2017, the Company had a remaining accrued liability of $1,465,014.

8. Related Parties

The Company has entered into a shared services agreement with the Parent dated January 1, 2017. Pursuant to the agreement the Parent will provide the following services to the Company: Accounting/Finance, Operations, Tax, Human Resources, Compliance, IT assistance, Project Management, Business Development, Administrative and Secretarial. The fee for services will equal the current compensation of the Parent employees who during the year only performed services for the Company. During the year ended December 31, 2017, such fees totaled $2,401,834 and are

Related Parties (Continued)

included in "Salaries and benefits" in the accompanying statement of operations.

Included in "Accounts payable and other" in the statement of financial condition is a payable to the Parent for $654,435 related to these services as of December 31, 2017.

A customer of the Company is also a member of the Parent. There were sales of approximately $1,653,349 to this customer during 2017, and the receivable at the year end totaled approximately $1,755,397.

9. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,570,061 which exceeded the required net capital minimum by $1,350,224.

10. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of the issuance of the statement of financial condition requiring recognition or disclosure in the statement of financial condition.